
RECEIVED
AUG 3 0 2010
193
WASH. D.C.
SECTION

PW

SECURITIES AND EXCHANGE COMMISSION


10031847

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SEC FILE NUMBER
8 -~~65859~~

8-49409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Building 600
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earle W. Evans III (316) 686-6222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 West Courtyard Drive, Ste 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/9/10

OATH OR AFFIRMATION

I, Earle W. Evans III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vestech Securities, Inc.**, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public


PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2-26-2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

VESTECH SECURITIES, INC.

Financial Statements and Supplemental Schedule
June 30, 2010

(With Independent Auditors' Report Thereon)

VESTECH SECURITIES, INC.
Index to Financial Statements and Supplemental Schedule
June 30, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Shareholder of
Vestech Securities, Inc.:

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the Company) as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the accompanying financial statements, the Company has restated its beginning retained earnings as of July 1, 2009 to correct an error.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 23, 2010

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2010
(As Restated)

ASSETS	
Current assets	
Cash and cash equivalents	$ 5,430
Cash deposits with clearing organization	13,945
Receivable from clearing broker-dealers and clearing organization	41,545
Prepaid expenses and other assets	2,066
Total current assets	62,986
Fixed Assets	
Furniture and equipment	6,927
Less: accumulated depreciation	(6,927)
Total fixed assets	-
Non-current assets	
Notes receivable	1,613
Notes receivable - related party	22,100
Stockholder receivable	18,294
Total non-current assets	42,007
TOTAL ASSETS	$ 104,993
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 31,106
Total liabilities	31,106
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	75,089
Retained earnings	(1,202)
Total stockholders' equity	73,887
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 104,993

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Operations
For the Year Ended June 30, 2010

REVENUES	
Securities commissions	$ 197,301
Investment advisory	212,855
Other income	2,276
Total revenues	412,432
EXPENSES	
Officers salaries	90,420
Other employee compensation and benefits	42,828
Commissions	176,344
Professional fees	19,554
Clearing fees	34,758
Rent	10,377
Regulatory fees	11,505
Travel and entertainment	1,786
Communication expense	12,208
Depreciation expense	3
Other expenses	19,564
Total expenses	419,347
Net loss before taxes	(6,915)
Income tax expense	-
NET LOSS	$ (6,915)

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2010
(As Restated)

	Common Stock			Retained			
	Shares		Amount		Earnings		Total
Balances at June 30, 2009	1,000	$	45,701	$	5,713	$	51,414
Contributed Capital	-		29,388		-		29,388
Net loss	-		-		(6,915)		(6,915)
Balances at June 30, 2010	1,000	$	75,089	$	(1,202)	$	73,887

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Statement of Cash Flows
Year Ended June 30, 2010

Cash flows from operating activities:	
Net loss	$ (6,915)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	3
Changes in assets and liabilities:	
Receivable from clearing broker-dealers	(6,775)
Prepaid expenses and other assets	2,849
Accounts payable and other liabilities	(31,342)
Net cash used in operating activities	(42,180)
Cash flows from investing activities:	
Increase in deposit with clearing organization	(2)
Payment received from shareholder loan	15,856
Net cash provided by investing activities	15,854
Cash flows from financing activities:	
Capital contribution	29,388
Net cash provided by financing activities	29,388
Net decrease in cash	3,062
Cash at beginning of year	2,368
Cash at end of year	$ 5,430
Supplemental Disclosures of Cash Flow Information:	
Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements and independent auditors' report.

VESTECH SECURITIES, INC.
Notes to the Financial Statements
June 30, 2010

Note 1 - Nature of Business

Vestech Securities, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Securities, mutual funds, annuity commissions, and wrap advisor fees make up the Company's revenue. The Company's customers consist primarily of individuals living in Kansas.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less, to be cash equivalents.

Securities transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Expenditures for maintenance and repairs are expensed as incurred. Depreciation expense for the year ended June 30, 2010 was $3.

Investment Advisory

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Note 2 - Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The guidance also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities.
Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3 – unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. The Company did not have any financial instruments that are carried at fair value at June 30, 2010.

Note 3 - Restatement of Financial Statements

The Company determined that a cash receipt of $30,000 which was received in fiscal year 2009 and recorded as investment advisory revenue should have been recorded as deferred revenue as of June 30, 2009. Accordingly, the Company has restated its beginning retained earnings as of July 1, 2009 from $35,713 to the restated amount of $5,713.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2010, the Company had net capital and net capital requirements of $29,535 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At June 30, 2010, the Company was not involved in any litigation or active legal actions.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 6 - Related parties

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended June 30, 2010 was $10,377.

The Company has one stockholder who owns 100% of Vestech Securities, Inc. From time to time the stockholder receives advances from the Company, which are non-interest bearing and due on demand. The stockholder receivable balance as of June 30, 2010 was $18,294.

As of June 30, 2010, the Company has advanced a total of $22,100 to two different related parties. The notes have a 10% interest rate per annum with no definite repayment terms.

As of June 30, 2010, the Company has several customers who are relatives of management. This activity has been recorded as 'arm-length' transactions by the Company.

As an "S" Corporation, the stockholder receives distributions to the extent of his basis in the Company. For the year ended June 30, 2010, there were no stockholder distributions made.

Note 7 - Employee benefits

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The Company matches a portion of the employee's contributions up to 3% of the employee's compensation for the year. For the period ending June 30, 2010, the Company recognized retirement plan expense of $2,302.

Schedule I

VESTECH SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2010

Total partners' equity qualified for net capital	$ 73,887
Deductions	
Non-allowable assets:	44,073
Net additions/deductions	44,073
Net capital before haircuts on securities	29,814
Haircuts on securities	-
Cash deposits with clearing organization	(279)
Net capital	$ 29,535
Aggregate indebtedness	
Accounts payable and other liabilities	$ 31,106
Total aggregate indebtedness	$ 31,106
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 24,535
Ratio of aggregate indebtedness to net capital	1.05

Note: Reconciliation of the basic net capital requirement is not included as there is no material difference from the Company's calculation per Form X-17A-5.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
Vestech Securities, Inc.:

In planning and performing our audit of the financial statements of Vestech Securities, Inc. (the Company) as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 23, 2010